UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________

FORM 12b-25

Commission File Number 1-33472

NOTIFICATION OF LATE FILING

(Check One):	❒	Form 10-K	❒	Form 20-F	❒	Form 11-K	☑	Form 10-Q
	❒	Form 10-D	❒	Form N-SAR	❒	Form N-CSR

For Period Ended:  June 30, 2009

❒	Transition Report on Form 10-K	❒	Transition Report on Form 10-Q
❒	Transition Report on Form 20-F	❒	Transition Report on Form N-SAR
❒	Transition Report on Form 11-K

For the Transition Period Ended:  ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:  TechTarget, Inc.
Former name if applicable:  [Not applicable.]
Address of principal executive office (Street and number):  117 Kendrick Street, Suite 800
City, state and zip code:  Needham, MA  02494

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20 F, Form 11 K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The filing of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 has been delayed as a result of activities related to the restatement of our historical financials as disclosed in the Company’s most recent filings, including Amendment No.1 to its Annual Report on Form 10-K/A for the year ended December 31, 2008 and related exhibits filed on July 20, 2009. As disclosed therein, on June 10, 2009, the Company filed a Form 8-K which informed the public that the Company determined that our previously-issued consolidated financial statements should not be relied upon due to the Company’s review of our revenue recognition policies, and that the Company would be restating our consolidated financial statements as of, and for the years ended, December 31, 2004, 2005, 2006 and 2007 within its December 31, 2008 Form 10-K filing and, as of, and for the quarter and year to date periods ended, March 31, 2008 and 2007, June 30, 2008 and 2007, and September 30, 2008 and 2007, within its respective Form 10-Q/A filings.

On July 16, 2009, the Company filed its Form 10-K for the year-ended December 31, 2008 and Forms 10-Q/A for the quarters ended March 31, June 30 and September 30, 2008.

As a result of the Company’s additional efforts to complete its 2008 Form 10-K and Form 10-Q/As for the aforementioned quarters (as well as its Quarterly Report on Form 10-Q for the period ended March 31, 2009, which the Company currently anticipates filing by August 17, 2009), the Company will not be able to file its Form 10-Q for Q2 2009 until after the prescribed time period.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Eric Sockol at (781) 657-1000.

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

❒	Yes	☑	No

Quarterly Report on Form 10-Q for period ending 03/31/09.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

❒	Yes	☑	No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the Company continues to complete its review of both the Q1 and Q2 2009 reported periods, the Company has not completed its review of its financial results for Q2 2009 and, therefore, a reasonable estimate of the results cannot be made at this time as to whether there will be any significant change in results of operations from Q2 2008 that will be reflected by the earnings statements to be included in the Company’s 10-Q for Q2 2009.

TechTarget, Inc.
_______________________________

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2009	By: _/s/_ERIC SOCKOL________________________
Name: Eric Sockol
Title: Chief Financial Officer and Treasurer